ROBERT W. DIXON
312-609-7742
rdixon@vedderprice.com
March 7, 2008
VIA E-MAIL AND EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene, Senior Counsel

Re:	Calamos Strategic Total Return Fund
File Nos. 333-146943 and 811-21484
Calamos Convertible Opportunities and Income Fund
File Nos. 333-146945 and 811-21080
Calamos Convertible and High Income Fund
File Nos. 333-146947 and 811-21319
Calamos Global Total Return Fund
File Nos. 333-146944 and 811-21547
To the Commission:
     On behalf of the above-referenced funds (each, a “Fund” and together, the “Funds”) and pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, Pre-Effective Amendment No. 3 to each Fund’s Registration Statement on Form N-2 relating to the offering by each Fund of common, preferred or debt securities in one or more offerings on an immediate, continuous or delayed basis (each, an “Amendment” and together, the “Amendments”) was filed on March 7, 2008 with the Securities and Exchange Commission (the “Commission”).
     The Funds received oral comments on Pre-Effective Amendment No. 2 to each of the Registration Statements as filed with the Commission on February 22, 2008 in a telephone conference between the undersigned and Mr. Larry L. Greene of the Commission staff on February 26, 2008. We responded to those oral comments in a letter from Ms. Deborah Eades to the Commission dated February 28, 2008. The Funds then received additional oral comments on the responses contained in the February 28 letter in telephone conferences between the undersigned and Mr. Greene on March 4 and 6, 2008. The purpose of the Amendments is to address the staff’s most recent comments. Those comments and the Funds’ responses thereto are set forth below.

United States Securities and Exchange Commission
March 7, 2008

     Please note that the Funds are concurrently submitting a request for acceleration of effectiveness of the Registration Statements under separate cover.
     1.     Comment: Global Total Return Fund defines a “foreign issuer” as a foreign government or a company organized under the laws of a foreign country. Please add disclosure following this definition that describes the factors that Calamos considers in analyzing a foreign issuer’s economic ties to a foreign country.
             Response: In response to the staff’s comment, Global Total Return Fund has added the following disclosure to the prospectus summary under the caption “Investment Policies — Foreign Securities” and in the body of the prospectus under the caption “Investment Objectives and Principal Investment Strategies — Principal Investment Strategies — Foreign Securities”:
“In analyzing the foreign issuers in which the Fund may invest, Calamos will generally consider a number of factors that may characterize the issuer’s economic ties to a particular foreign country or region. Such factors may include any or all of the following: the characteristics of the economy in the principal country or countries in which the issuer sells it goods and/or services; the stability of the currency in the issuer’s country of organization; the laws with respect to international trade and property rights in the issuer’s country of organization; and the tax, accounting and regulatory requirements of the issuer’s country of organization.”
     2.     Comment: Please supplement the auction rate risk disclosure in “Leverage Risk” section (applicable to common shareholders) of the Funds’ prospectuses to discuss the potential impact that a maximum rate triggered in the event of a failed auction could have on common shareholders.
             Response: In response to the staff’s comment, the Funds have added the following disclosure to the prospectuses under the caption “Risk Factors — Additional Risks to Common Shareholders — Leverage Risk”:
“When a failed auction occurs, the dividend rate for the Fund’s auction rate preferred shares is set at the maximum rate as determined by the terms of such securities. In summary, the maximum rate that goes into effect in the event of a failed auction is determined by a formula equal to the applicable percentage of a reference rate, which percentage ranges from 150% to 275%, depending upon the rating then assigned to the preferred shares. The reference rate is LIBOR for dividend periods of less than 365

United States Securities and Exchange Commission
March 7, 2008

days, and a U.S. Treasury average index rate for dividend periods of more than 365 days. These reference rates, and thus the maximum rate, can fluctuate over time. The formula for determining the maximum rate will be described in more detail in an applicable prospectus supplement if the Fund issues senior securities pursuant to this registration statement.”1
     3.     Comment: Please supplementally describe to the staff the extent to which the Funds’ Board of Trustees monitors the ongoing costs of the Funds’ outstanding leverage and the mechanisms at the Funds’ disposal for reducing the amount of outstanding leverage, if necessary, in response to increased leverage costs.
             Response: The Funds’ Board of Trustees monitors the cost of each Fund’s outstanding leverage and the impact of the outstanding leverage on common shareholders on a regular and ongoing basis through its quarterly reviews of the Funds’ financial performance and the Funds’ annual advisory contract review process. As part of this ongoing review, the Board considers the options available to the Funds to adjust amount of outstanding leverage, including the redemption of the Funds’ outstanding auction rate preferred shares, the tender or purchase of preferred shares and the resale of any shares so tendered or purchased. These options are summarized in each Fund’s base prospectus and are described in detail in the terms of the Funds’ preferred shares that are attached as Appendix A to each Fund’s Statement of Additional Information.
* * * *
     If you have any questions or comments, please contact the undersigned at (312) 609-7742.

Sincerely,
/s/ Robert W. Dixon
Robert W. Dixon

RWD/tas

1 Please note that the reference rate described above applies only with respect to Global Total Return Fund and Strategic Total Return Fund, as stated in the Amendments for these two funds. The reference rate with respect to Convertible Opportunities and Income Fund and Convertible and High Income Fund is the “AA’ Financial Commercial Paper Rate,’’ as stated in the Amendments for these two funds.